May 3, 2022

VIA CORRESPONDENCE

Michelle Miller
Mark Brunhofer
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jiayin Group Inc. Form 20-F for the Fiscal Year Ended December 31, 2020 Filed April 30, 2021 File No. 001-38806

Dear Ms. Miller and Mr. Brunhofer:

This letter sets forth the response of Jiayin Group Inc. (the “Company”) to the comments contained in the letter dated April 19, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2020

General, page 1

1.

We note in your prior response letters of October 18, 2021, December 17, 2021 and January 18, 2021, and your Form 20-F filed April 30, 2021, that in your disclosures describing your contractual relationships with variable interest entities (VIEs), you disclose that you have control, control over, control through, the right to control, effective control, and operational control through the contractual VIE arrangements. We also note on pages 34 and 117 of your Form 20-F that you refer to VIEs as “our VIEs” and in your proposed enhanced disclosures in your comment letter responses of October 18, 2021 and December 17, 2021, you make reference to “our consolidated VIE” and “our interests” with regard to consolidated VIE operations. Please revise your disclosures to ensure that any references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and remove reference to “our” and “interests” and to reflect the contractual nature of your VIE relationships. Additionally, your disclosure should clarify that, you are the primary beneficiary of the VIE for accounting purposes.

Response: In light of the Staff’s comment, we have revised the relevant disclosure throughout the annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “FY2021 Form 20-F”) to reflect the contractual nature of our VIE relationships by:

(i) changing reference to “our consolidated VIE” to “the consolidated VIE.” For example, on page 23, the original statement “The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” is revised to read as follows:

“The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition”; and

(ii) changing reference to “our interests” to “our beneficial interest” with regard to consolidated VIE operations. For example, on page 4, the original statement “If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the consolidated VIE or forfeit our rights under the contractual arrangements.” is revised to read as follows:

“If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in the consolidated VIE or forfeit our rights under the contractual arrangements.”

In addition, we have revised the referenced disclosure in the FY2021 Form 20-F as follows (the added disclosure is underlined):

“As a result of these contractual arrangements, or the Contractual Arrangements, we are the primary beneficiary of Jiayin Finance and its subsidiaries for accounting purposes, and, therefore, have consolidated the financial results of Jiayin Finance and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.”

“We are considered the primary beneficiary of Jiayin Finance for accounting purposes, and accordingly the entity is our variable interest entity under U.S. GAAP and we consolidate its results in our consolidated financial statements.”

“Therefore, we were also considered the primary beneficiary of Shanghai Caiyin for accounting purposes, and accordingly the entity is our variable interest entity under U.S. GAAP and we consolidate the results in our consolidated financial statements.”

2.

We note in your response to prior comments 2 and 5 in your October 18, 2021 letter regarding the risks of your corporate structure and being based in or having the majority of the company’s operations in China poses to investors, including significant regulatory, liquidity, and enforcement risks. Please also disclose at the onset of Part 1 and onset of Item 3, the risks to the underlying operations of the VIE, for example the ability and or impact to relocate and or reproduce operating activities elsewhere should operating in China become prohibitive.

Response: In light of the Staff’s comment, we have revised the referenced disclosure in our response to prior comments 2 and 5 of the Commission’s letter dated September 20, 2021 to as follows (the added disclosure is underlined):

“Our corporate structure is subject to risks relating to our contractual arrangements with Jiayin Finance and its shareholders. These contractual arrangements have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in the consolidated VIE or forfeit our rights under the contractual arrangements. Jiayin Group Inc. and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless. In addition, changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.””

“The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the consolidated VIE’s business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations.

Substantially all of our and the consolidated VIE’s operations are located in China and as a result, the continuation of the underlying operations in China is vital to our and the consolidated VIE’s success. The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Despite economic reforms and measures implemented by the PRC government, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our and the consolidated VIE’s ability to successfully conduct and expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our and the consolidated VIE’s services and our and the consolidated VIE’s business, financial condition and results of operations may be materially and adversely affected by the following factors:

•political instability or changes in social conditions of the PRC;

•changes in laws, regulations, and administrative directives or the interpretation thereof;

•measures which may be introduced to control inflation or deflation; and

•changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our and the consolidated VIE’s control. In the event that our or the consolidated VIE’s underlying operations in China become prohibitive, we and the consolidated VIE may not be able to relocate and/or reproduce operating activities elsewhere, which could cause significant business disruptions and materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations.”

Part I, page 4

3.	Please revise your proposed disclosure at the onset of Part I to include:
•	An indication that the contracts underlying your VIE structure have not been tested in a court of law consistent with your response to prior comment 1 in your December 17, 2021 letter.
•

A specific statement whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies and that investors may never hold equity interests in the Chinese operating company.

•

A discussion of how recent statements and regulatory actions by China’s government, such as those related to the use of data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments or list on a U.S. or other foreign exchange.

•

A statement that your auditor is not on the December 16, 2021 PCAOB determination report and that trading in your stock may be prohibited and your stock delisted if your auditor is not fully inspected. Provide a cross reference to your more detailed discussion in the relevant risk factor.

•

A description of how cash is transferred through your organization, your intentions to distribute earnings or settle amounts owed under the VIE agreements and whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Also indicate whether you have difficulties in transferring cash between any entities in your consolidated group whether in the form of dividends or payments of intercompany obligations. Disclose whether you have a cash management policy that dictates how funds are transferred. If so, please provide a summary here with a cross-reference to a more detailed discussion in the Key Information section. In any regard, include a cross reference to your VIE Consolidation Schedules provided in response to prior comment 7 in your October 18, 2021 letter.

Response: In light of the Staff’s comment, we have revised the referenced disclosure at the onset of Part I in the FY2021 Form 20-F to as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

“Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia Technology Co., Ltd., or Shanghai Kunjia, and Shanghai Chuangzhen Technology Co., Ltd., or Chuangzhen Technology, and its subsidiaries in which we hold equity ownership interests, and (ii) contractual arrangements among (x) Shanghai Kunjia, (y) the consolidated variable interest entity, or the consolidated VIE, namely, Shanghai Jiayin Finance Technology Co., Ltd., or Jiayin Finance, a limited liability company established under PRC law, and (z) the shareholders of the consolidated VIE. Jiayin Group Inc. does not hold any equity interest in the consolidated VIE. Investors in the ADSs thus are not purchasing, and may never ~~directly~~ hold, equity interests in the consolidated VIE. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in China-based companies that engage in certain types of business, and we therefore operate these businesses in China through the ~~consolidated~~ VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies. For a summary of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As used in this annual report, “we”, “us”, or “our” refers to Jiayin Group Inc. and its subsidiaries.

Our corporate structure is subject to risks relating to our contractual arrangements with Jiayin Finance and its shareholders. These contractual arrangements have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our ~~interests~~ beneficial interest in the consolidated VIE or forfeit our rights under the contractual arrangements. Jiayin Group Inc. and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless. In addition, changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. The recent statements and regulatory actions by China’s government, such as those related to the use of data security, anti-monopoly concerns, and the regulatory approvals on overseas listings, may impact our ability to conduct the business, accept foreign investments and/or list on a U.S. or other foreign exchange. ~~For example, we face risks relating to regulatory approvals on overseas listings, oversight on cybersecurity and data privacy, and the expanding efforts in anti-monopoly enforcement.~~ Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-

registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our and the VIE Group’s financial statements as of December 31, 2021 and for the year ended December 31, 2021 contained in this annual report have been audited by Marcum Bernstein & Pinchuk LLP, or MBP, an independent registered public accounting firm that is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. As of the date hereof, MBP is not on such lists of the PCAOB Determination Report. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspections which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, on June 22, 2021, the U.S. Senate passed a bill on the Accelerating HFCAA which would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on a U.S. stock exchange if its auditors is not subject to PCAOB inspections for two consecutive years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions is reduced from three to two, then the time period before the issuer’s securities may be prohibited from trading or delisted could be reduced. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act, if the SEC subsequently determines the audit work related to us is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Additionally, the inability of the PCAOB to conduct inspections of our former or current auditors deprives our investors of the benefits of such inspections.”

Fund Flows between Jiayin Group Inc., its Subsidiaries and the Consolidated VIE

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated VIE only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the contractual arrangements among Shanghai Kunjia, the consolidated VIE, and the shareholders of the consolidated VIE, Shanghai Kunjia is entitled to substantially all of the economic benefits of the consolidated VIE and its subsidiaries in the form of service fees. For risks relating to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries and the consolidated VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 3. Key

Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Transfer of funds between any entities in our consolidated group is subject to our cash management policy that outlines appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash assets. The finance department at the Jiayin Group Inc. level with authorized persons at each entity has the centralized responsibility for undertaking cash handling activity. Based on the dollar amount of a fund transfer and the nature of the use of funds, requisite internal approval must be obtained prior to each fund transfer: all transactions require, at a minimum, the approval of the financial controller; for certain transactions with large dollar amounts, approval of our vice president of finance, and in some instances, approval of both our vice president of finance and chief executive officer, is also required.

Assets Transfer Occurred Between the Parent, Its Subsidiaries and the Consolidated VIE

Under the Contractual Arrangements, Shanghai Kunjia provides services to the consolidated VIE and is entitled to receive service fees from the consolidated VIE in exchange. The Contractual Arrangements provide that for any fiscal quarter where the consolidated VIE records pre-tax profit, the consolidated VIE shall pay to Shanghai Kunjia a service fee at an amount equivalent to its pre-tax profit excluding service fees under U.S. GAAP after making up the accumulated losses under U.S. GAAP from prior years, subject to compliance with applicable PRC laws. Notwithstanding the foregoing, pursuant to the Contractual Arrangements, Shanghai Kunjia is entitled to adjust the service fee based on the operating status and needs for business development of the consolidated VIE, and by considering among other things, the complexity of the services, the actual costs that may be incurred to provide the services, as well as the value and comparable price on the market of such services.

For the years ended December 31, 2018, 2019, 2020 and 2021, the consolidated VIE was in an accumulated deficit position. The consolidated VIE had accumulated deficits of RMB2,047 million, RMB1,476 million, RMB1,222 million and RMB1,130 million (US$177 million) as of December 31, 2018, 2019, 2020 and 2021, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2021. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the year ended December 31, 2021, there was no cash flows or transfers of other assets between the Parent, its PRC subsidiaries, and the consolidated VIE.

We provided loans of RMB45 million and RMB36 million in aggregate to some of our oversea subsidiaries primarily in Mexico and Indonesia to extend small credit loan business to individual borrowers for the years ended December 31, 2019 and 2020, respectively. The transaction amounts in the past were not material. For the years ended December 31, 2020, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE. We provided loans of RMB51 million (US$8.0 million) in aggregate to our oversea subsidiaries in Indonesia and Nigeria to extend small credit loan business to individual borrowers for the year ended December 31, 2021.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. To date, no dividends or distributions have been made to the Parent by the Parent’s subsidiaries or the consolidated VIE.

Dividends or Distributions on Our ADSs or Class A Ordinary Shares Made to the U.S. Investors and Their Tax Consequences

Jiayin Finance paid a cash dividend of RMB400 million to its shareholders in March 2018 before entering into the Contractual Arrangements. The dividend was distributed to facilitate the delisting of Jiayin Finance from the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and to fund the settlement of related party balances.

Jiayin Group Inc. has not previously declared or paid cash dividends on our ADSs or Class A ordinary shares and we have no plan to declare or pay any dividends in the foreseeable future on our ADSs or Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—Dividend Policy.”

In addition, subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Furthermore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10—Additional Information—E. Taxation.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-

related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries and the consolidated VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the consolidated VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently does not require any such dividends, loans or advances from our PRC subsidiaries and the consolidated VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and the consolidated VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

As of the date of this annual report, we have not had difficulties in transferring cash between any entities in our consolidated group whether in the form of dividends or payments of intercompany obligations.

For a diagram illustrating the typical fund flow among Jiayin Group Inc., our PRC subsidiaries and the consolidated VIE, see “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

For a condensed consolidating schedule depicting the financial position, cash flow and results of operations for the Parent, the consolidated VIE, and any eliminating adjustments separately, see “Item 3. Key Information—VIE Consolidation Schedule.””

In addition, we have made corresponding changes to the referenced disclosure at the onset of “Item 3. Key Information.” and the relevant disclosure under “Item 3. Key Information—D. Risk Factors” as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

“The Consolidated VIE and China Operations

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries, in which we hold equity ownership interests, and (ii) contractual arrangements among(x) Shanghai Kunjia, (y) the consolidated VIE, namely, Jiayin Finance, and (z) the shareholders of the consolidated VIE. We do not own any equity interest in Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never ~~directly~~ hold, equity interests in the Jiayin Finance. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business of the China-based companies, and we therefore operate these businesses in China through the VIE structure.”

“Fund Flows between Jiayin Group Inc., its Subsidiaries and the Consolidated VIE

……

Transfer of funds between any entities in our consolidated group is subject to our cash management policy that outlines appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash assets. The finance department at the Jiayin Group Inc. level with authorized persons at each entity has the centralized responsibility for undertaking cash handling activity. Based on the dollar amount of a fund transfer and the nature of the use of funds, requisite internal approval must be obtained prior to each fund transfer: all transactions require, at a minimum, the approval of the financial controller; for certain transactions with large dollar amounts, approval of our vice president of finance, and in some instances, approval of both our vice president of finance and chief executive officer, is also required.”

“Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

……

As of the date of this annual report, we have not had difficulties in transferring cash between any entities in our consolidated group whether in the form of dividends or payments of intercompany obligations.”

“We and the consolidated VIE are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the consolidated VIE’s business and prospects, and may result in a material change in our and the consolidated VIE’s operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. ~~Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities, such as the use of variable interest entities and data security or anti-monopoly.~~ The recent statements and regulatory actions by China’s government, such as those related to the use of data security, anti-monopoly concerns, and the regulatory approvals on overseas listings, may impact our ability to conduct the business, accept foreign investments and/or list on a U.S. or other foreign exchange. In addition, the PRC government may adopt new measures that may affect our and the consolidated VIE’s operations, or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we and the consolidated VIE may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we and the consolidated VIE may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our and the consolidated VIE’s business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we and the consolidated VIE will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or listing overseas.”

Lastly, at the end of the onset of Part I, we have added a cross reference to the VIE Consolidated Schedule as follows:

“For a condensed consolidating schedule depicting the financial position, cash flow and results of operations for the Parent, the consolidated VIE, and any eliminating adjustments separately, see ‘Item 3. Key Information—VIE Consolidation Schedule.’”

Item 3. Key Information, page 4

4.

In your summary of risks entitled “Risks Relating to the Consolidated VIE and China Operations” proposed in response to prior comment 5 in your October 18, 2021 letter, you identify nine individual risks. Please conform your proposed summary disclosure to include all risk factors identified in Item 3. Key Information – D. Risk Factors – “Risks Relating to Our Corporate Structure” and “Risks Relating to Doing Business in China” and cross reference each of these individual risks to its relevant detailed risk factor in Item 3.D.

Response: In response to the Staff’s comment, we have revised the referenced disclosure in our response to prior comment 5 of the Commission’s letter dated September 20, 2021 to as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

“Risks Relating to the Consolidated VIE and China Operations

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs. In particular, we are subject to risks and uncertainties relating to our corporate structure and doing business in China, including, but not limited to, the following:

•Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never ~~directly~~ hold, equity interests in the consolidated VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group, Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our ~~interests~~ beneficial interest in Jiayin Finance or forfeit our rights under the contractual arrangements;

•The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and the business of us and the consolidated VIE face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations;

•We and the consolidated VIE are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the consolidated VIE’s business and prospects, and may result in a material change in our and the consolidated VIE’s operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

•It is unclear whether we and the consolidated VIE will be subject to the oversight of the ~~Cybersecurity Administration of China~~ CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment;

•The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs;

•~~Although we believe the approval of the China Securities Regulatory Commission, or the CSRC, or other equivalent PRC government authorities will not be required in connection with our offerings under current PRC laws, regulations and rules, we cannot assure you that the regulator in China will not adopt new laws, regulations and rules or detailed implementations and interpretations or will not subsequently require us to undergo the approval procedures and subject us to sanctions~~ The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our future offering;

•Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations;

•If the PRC government deems that the Contractual Arrangements in relation to Jiayin Finance do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations;

•We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law;

•Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business;

•The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition;

•Contractual Arrangements in relation to the consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment;

•We may lose the ability to use and enjoy assets held by Jiayin Finance and Shanghai Wuxingjia that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding;

•Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE Group’s business and results of operations;

•A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our and the VIE Group’s business and financial condition;

•Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain;

•We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations;

•We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business;

•PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

•Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs;

•Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment;

•Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties;

•The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China;

•PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law;

•Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions;

•If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders;

•We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary;

•We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies; and

•The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs.

For further details on the regulatory, liquidity and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in

China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.””

5.

We note in your response to prior comments, specifically 5 and 9 of your October 18, 2021 letter and prior comment 3 of your December 17, 2021 letter, as well as disclosures in your Form 20-F as to your determination of required permissions and or regulatory approvals, and that in instances where you have not explicitly obtained, that you either do not believe it is required and or you have relied on advice and or opinion by your PRC counsel. At the onset of Item 3, please enhance your proposed disclosures to address the following:

•

Explain how you determined that the permissions are not required and where you relied on the advice and or opinion of counsel, please disclose the name of counsel and file a consent. If you did not consult counsel on any individual permission or approval, explain why not.

Response: In response to the Staff’s comment, we have revised the referenced disclosure in our response to prior comment 3 of the Commission’s letter dated November 19, 2021 to as follows:

“Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

We may be required to obtain approval, complete filing or fulfill other requirements of the China Securities Regulatory Commission, or the CSRC within three business days after the closing of our future offering, according to the Draft Administration Provisions and the Draft Filing Measures(as defined below). We do not believe we are not required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors.

Approvals Required from the China Securities Regulatory Commission

On December 24, 2021, the China Securities Regulatory Commission, the CSRC, released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Provisions and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administration Provisions and the Draft Filing Measures aim to establish a unified supervision system and promote cross-border regulatory cooperation, which lay out filing procedures for domestic companies to record their initial public offerings and follow-on offerings abroad with the CSRC. Issuers are required to file follow-on offerings with the CSRC within three business days after the closing of such offerings. As a result, if the Draft Administration Provisions and the Draft Filing Measures are enacted in their current form, we may be required to complete the filing procedures with the CSRC for any future follow-on offerings within three business days after the closing of the offering.

On April 2, 2022, the CSRC published the Provisions on Strengthening the

Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules, for public comments. According to the Draft Archives Rules, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm complied with the corresponding procedures. Nevertheless, the Draft Archives Rules do not provide a clear scope of state secrets or secrets of the governmental authorities and materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the substantial uncertainties surrounding the interpretation of the Draft Archives Rules at present, we cannot assure you that we will not be required to obtain any approval from or complete filing procedures with the competent authorities for our future offerings.

The Draft Administration Provisions, the Draft Filing Measures and the Draft Archives Rules, if enacted in their current forms, may subject us to additional compliance requirement in the future for a future securities offering, including completion of filing procedures and obtaining required approval. We cannot assure you that we will be able to get the clearance of filing procedures or obtain the required approval on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with a future offering of our securities to foreign investors.”

Approval from the Cyberspace Administration of China or Other PRC Government Authorities

With respect to the Cyberspace Administration of China, or the CAC, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators. The aforementioned critical information infrastructure refers to important network infrastructure and information system in public telecommunications, information services, energy sources, transportation and other critical industries and domains, in which any destruction or data leakage will have severe impact on national security, the nation’s welfare, people’s living and public interests; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Cybersecurity Review Measures (as defined below) will be applicable to a future offering conducted by China-based companies listed overseas. For further discussion on the risks relating to the oversight of the CAC, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.”

We believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators; and (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Shanghai Wuxingjia and Geerong Yun, may be deemed to be providing commercial Internet information services, which would require Shanghai Wuxingjia and Geerong Yun to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. For further discussion on the risks relating to the regulatory oversight of the online platform, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

Except as otherwise disclosed in the foregoing, we do not believe we are required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors.”

•

State each permission or approval that you, your subsidiaries, and the VIE and its subsidiaries are required to obtain from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations and your other subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In addition, revise your proposed disclosure to update it for any and all new announcements or actions of the CSRC and CAC.

Response: In response to the Staff’s comment, we have revised the referenced disclosure in our response to prior comment 3 of the Commission’s letter dated November 19,

2021 to as follows:

“We believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators; and (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Shanghai Wuxingjia and Geerong Yun, may be deemed to be providing commercial Internet information services, which would require Shanghai Wuxingjia and Geerong Yun to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. For further discussion on the risks relating to the regulatory oversight of the online platform, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

•	Describe here and in the risk factors the consequences to you and your investors if you, your subsidiaries, or the VIE:
o	Do not receive or maintain such permissions or approvals;
o	Inadvertently conclude that such permissions or approvals are not required; or
o	Applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we have revised the referenced disclosure in our response to prior comment 3 of the Commission’s letter dated November 19, 2021 to as follows:

“If we inadvertently conclude any prior approval is not required and the CSRC, the CAC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all, or to maintain such approval once we receive it. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for future offerings, we may face regulatory actions or other sanctions from these regulatory agencies. For example, regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if we are required to obtain any other approvals from or complete filings and/or other regulatory procedures with the CSRC, the CAC or other PRC regulatory agencies as a result of change in applicable laws, regulations or interpretations for any future offering or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings and/or other regulatory procedures in a timely manner, or at all. Any failure to obtain such approval or complete such filings and/or other regulatory procedures may subject us to regulatory actions or other sanctions taken by the relevant government authorities, which may have a material adverse effect on our business, financial condition or results of operations.”

In addition, we have made conforming changes to the following corresponding risk factors in the FY2021 Form 20-F:

•

“It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment”; and

•

“The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with a future offering of our securities to foreign investors.”

6.

We note your response to prior comment 6 of your October 18, 2021 letter regarding how cash is transferred through your organization and that your PRC subsidiaries and the consolidated VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital. Please enhance your disclosures to define registered capital and disclose the reserve requirement for the periods consistent with the consolidated financial statements included in your Form 20-F. In addition, provide summary risk factor disclosure and risk factor disclosure about transferring cash out of China. There should be no assurance that the PRC government will not intervene or impose restrictions on the company’s ability to do so. Also, include a cross-reference to your “VIE Consolidation Schedules”.

Response: In response to the Staff’s comment, we have revised the referenced disclosure in our response to prior comment 6 of the Commission’s letter dated September 20, 2021 to as follows (the added disclosure is underlined) and included a cross-reference to the “VIE Consolidation Schedules”:

“Fund Flows between Jiayin Group Inc., its Subsidiaries and the Consolidated VIE

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated VIE only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the contractual arrangements among Shanghai Kunjia, the consolidated VIE, and the shareholders of the consolidated VIE, Shanghai Kunjia is entitled to substantially all of the economic benefits of the consolidated VIE and its subsidiaries in the form of service fees.

For risks relating to the fund flows of our China operations, you should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” including, but not limited to, the following:

•PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries and the consolidated VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

•We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business; and

•Governmental control of conversion and remittance of foreign currency may limit our ability to transfer cash out of China to fund any cash and financing requirements we may have, and may affect the value of your investment.

For a condensed consolidating schedule depicting the financial position, cash flow and results of operations for the Parent, the consolidated VIE, and any eliminating adjustments separately, see “Item 3. Key Information—VIE Consolidation Schedule.””

“Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

……

Relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital subscribed by all shareholders or the amount of capital contribution made by all shareholders, as registered with the registration authority. Furthermore, each of our PRC subsidiaries the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach

50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the consolidated VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently does not require any such dividends, loans or advances from our PRC subsidiaries and the consolidated VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and the consolidated VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.”

In addition, we have made corresponding changes to the referenced risk factor disclosure to as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

“We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the Contractual Arrangements it currently has in place with Jiayin Finance and its shareholders and Shanghai Wuxingjia in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Contractual Arrangements in relation to ~~our~~ the consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

~~Under the Company Law of the PRC,~~ Relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries~~, as wholly foreign-owned enterprises in China, may~~ and the consolidated VIE, to pay dividends only out of ~~their respective accumulated after tax profits~~ retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year ~~and its subsidiaries and consolidated affiliated entity in China~~ is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital subscribed by all shareholders or the amount of capital contribution made by all shareholders, as registered with the registration authority. Furthermore, each of our PRC subsidiaries the consolidated VIE ~~and its subsidiaries~~ may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. ~~Our PRC subsidiaries will not be able to pay dividends until they generate accumulated~~

~~profits and meet the requirements for~~ The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. The foregoing restrictions on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

“Governmental control of ~~currency~~ conversion and remittance of foreign currency may limit our ability to ~~utilize our net revenues effectively and~~ transfer cash out of China to fund any cash and financing requirements we may have, and may affect the value of your investment.

The PRC government imposes controls and restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on ~~dividend payments from~~ dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. See “—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under existing PRC foreign exchange regulations, payments of current account items, such as dividends, profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. In contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. ~~The PRC government may at its discretion further restrict access in the future to foreign currencies for transactions.~~ As such, there should be no assurance that the PRC government will not intervene or impose more restrictions on payments of current account items, including the conversion and remittance of foreign currency out of China for dividend payments. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies ~~to satisfy our foreign currency demands~~ and transfer such out of China, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.”

Furthermore, we have revised the referenced regulation disclosure on dividend distribution to as follows (the added disclosure is underlined):

“Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises is the Company Law of the PRC. Under the Company Law of the PRC, companies in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to set aside at least 10% of its after-tax profit each year, if any, to fund certain statutory reserve funds until the cumulative amount of such statutory reserves reaches 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital subscribed by all shareholders or the amount of capital contribution made by all shareholders, as registered with the registration authority. Furthermore, companies in China may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders.”

7.	We note your response to prior comment 7 of your October 18, 2021 letter. Please further disaggregate the “Non-VIE subsidiaries” columns of your "VIE Consolidation Schedules" to separately present:
•	Shanghai Kunjia Technology Co., Ltd., your wholly foreign owned enterprise (WFOE) contracting with the VIE;
•	Your other subsidiaries inside China; and
•	Your subsidiaries outside China.

Response: In response to the Staff’s comment, we have revised the referenced disclosure in our response to prior comment 7 of the Commission’s letter dated September 20, 2021 to as follows:

“VIE Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2018, 2019, 2020 and 2021 of (i) the Parent, (ii) the WFOE, (iii) the other subsidiaries of the Parent inside and outside mainland China, separately, and (iv) the VIE Group, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2018, 2019, 2020 and 2021. Our and the VIE Group’s consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the VIE Group’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our and the VIE

Group’s consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	7,861	14,759	7,720	103,406	48,805	—	182,551
Accounts receivable and contract assets, net	—	30,846	—	471,585	—		502,431
Long-term investment	—	—	—	—	90,528	—	90,528
Investment in subsidiaries and VIEs and VIEs' subsidiaries	(155,566)	—	—	—	—	155,566	—
Intercompany balances*	173,310	(86)	(7,603)	29,442	(195,063)		—
Other assets	2,838	94,149	—	74,721	25,020	(806)	195,922
Total assets	28,443	139,668	117	679,154	(30,710)	154,760	971,432
Liabilities
Tax payables	—	272,964	—	137,274	(1,175)	—	409,063
Other payables related to the disposal of Shanghai Caiyin	—	322,028	—	—	—	—	322,028
Other liabilities	579	103,969	—	109,403	1,447	(806)	214,592
Total liabilities	579	698,961	—	246,677	272	(806)	945,683
Total net assets/ (liabilities)	27,864	(559,293)	117	432,477	(30,982)	155,566	25,749

__________________

*Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

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	As of December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	21,213	12,469	4,199	44,530	34,909	—	117,320
Accounts receivable and contract assets, net	—	9	—	158,055	—	—	158,064
Long-term investment	—	—	—	—	87,551	—	87,551
Investment in subsidiaries and VIEs and VIEs' subsidiaries	(652,193)	—	—	—	—	652,193	—
Intercompany balances*	167,887	117,938	(3,636)	(101,358)	(180,831)		—
Other assets	855	52,612	—	52,968	54,460	1,542	162,437
Total assets	(462,238)	183,028	563	154,195	(3,911)	653,735	525,372
Liabilities
Tax payables	—	232,730	—	36,818	9,835	—	279,383
Other payables related to the disposal of Shanghai Caiyin	—	566,532	—	—	—	—	566,532
Other liabilities	2,385	50,602	562	78,011	10,120	1,542	143,222
Total liabilities	2,385	849,864	562	114,829	19,955	1,542	989,137
Total net assets/ (liabilities)	(464,623)	(666,836)	1	39,366	(23,866)	652,193	(463,765)

__________________

*Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

">

	As of December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	27,223	54,602	—	23,694	16,630	—	122,149
Amounts due from related parties	124,862	1,651	—	(12,087)	16,296	—	130,722
Accounts receivable and contract assets, net	—	110,219	—	28,945	—	—	139,164
Short-term investment, net	69,618	—	—	—	—	—	69,618
Long-term investment	—	—	—	—	3,826		3,826
Investment in subsidiaries and VIEs and VIEs' subsidiaries	(1,003,436)	—	—	—	—	1,003,436	—
Intercompany balances*	44,695	52,649	—	(52,655)	(44,738)	49	—
Other assets	1,117	196,532	—	35,053	2,891	—	235,593
Total assets	(735,921)	415,653	—	22,950	(5,095)	1,003,485	701,072
Liabilities
Refund liabilities	—	180,104	—	—	—	—	180,104
Tax payables	—	164,444	—	14,929	48	—	179,421
Other payables related to the disposal of Shanghai Caiyin	—	839,830	—	—	—	—	839,830
Other liabilities	5,933	186,047	—	48,526	2,810	—	243,316
Total liabilities	5,933	1,370,425	—	63,455	2,858	—	1,442,671
Total net assets/ (liabilities)	(741,854)	(954,772)	—	(40,505)	(7,953)	1,003,485	(741,599)

__________________

*Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

">

	As of December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	—	41,441	—	—	—	—	41,441
Restricted cash	—	41,500	—	—	—	—	41,500
Accounts receivable, net	—	336,849	—	—	—	—	336,849
Contract assets, net	—	203,080	—	—	—	—	203,080
Investment in subsidiaries and VIEs and VIEs' subsidiaries	(1,652,006)	—	—	—	—	1,652,006	—
Other assets	—	179,009	—	—	—	—	179,009
Total assets	(1,652,006)	801,879	—	—	—	1,652,006	801,879
Liabilities
Liabilities from the investor assurance program	—	1,547,072	—	—	—	—	1,547,072
Tax payables	—	422,177	—	—	—	—	422,177
Other liabilities	—	484,636	—	—	—	—	484,636
Total liabilities	—	2,453,885	—	—	—	—	2,453,885
Total net assets/ (liabilities)	(1,652,006)	(1,652,006)	—	—	—	1,652,006	(1,652,006)

">

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	680,790	—	1,571,104	65,092	(536,496)	1,780,490
Total operating cost and expenses	(6,979)	(696,592)	—	(1,102,656)	(78,803)	536,496	(1,348,534)
(Loss)/Income from operations	(6,979)	(15,802)	—	468,448	(13,711)	—	431,956
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	479,220	—	—	—	—	(479,220)	—
Net income	472,086	89,149	21	393,161	(6,472)	(480,184)	467,761

	For the year ended December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	624,868	—	696,914	61,468	(83,090)	1,300,160
Total operating cost and expenses	(6,740)	(394,453)	—	(605,781)	(74,169)	83,090	(998,053)
(Loss)/Income from operations	(6,740)	230,415	—	91,133	(12,701)	—	302,107
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	319,091	—	—	—	—	(319,091)	—
Net income	252,883	254,283	1	79,919	(15,112)	(321,908)	250,066

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	For the year ended December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	2,151,165	—	189,035	438	(110,462)	2,230,176
Total operating cost and expenses	(2,886)	(1,567,424)	—	(229,308)	(6,351)	110,462	(1,695,507)
(Loss)/Income from operations	(2,886)	583,741	—	(40,273)	(5,913)	—	534,669
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	525,722	—	—	—	—	(525,722)	—
Net income	527,747	571,227	—	(40,506)	(5,561)	(525,722)	527,185

	For the year ended December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	2,881,940	—	—	—	—	2,881,940
Total operating cost and expenses	—	(2,196,734)	—	—	—	—	(2,196,734)
(Loss)/Income from operations	—	685,206	—	—	—	—	685,206
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	611,758	—	—	—	—	(611,758)	—
Net income	611,758	611,758	—	—	—	(611,758)	611,758

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	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(12,317)	98,486	(534)	60,489	38,416	—	184,540
Net cash used in investing activities	—	(96,180)	—	(1,612)	(28,430)	—	(126,222)
Net cash provided by financing activities	3,296	—	4,056	—	2,586	—	9,938

	For the year ended December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(38,027)	(40,071)	4,199	21,493	16,901	—	(35,505)
Net cash provided by (used in) investing activities	37,372	(62)	—	(657)	(3,427)	—	33,226
Net cash provided by financing activities	6,982	—	—	—	3,613	—	10,595

">

	For the year ended December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(42,792)	19,465	—	10,796	38,822	—	26,291
Net cash (used in) provided by investing activities	(191,401)	(35,505)	—	12,668	(19,940)	—	(234,178)
Net cash provided by (used in) financing activities	255,928	(12,299)	—	230	815	—	244,674

	For the year ended December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash used in operating activities	—	(228,368)	—	—	—	—	(228,368)
Net cash used in investing activities	—	(16,423)	—	—	—	—	(16,423)
Net cash used in financing activities	—	(433,600)	—	—	—	—	(433,600)

8.

Please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act (HFCAA) if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose that your auditor is not in the determination report announced by the PCAOB on December 16, 2021. Discuss the provisions of the HFCAA and the impact of the Accelerating HFCAA if passed. Include a summary risk factor and cross reference to your detailed risk factor.

Response: In response to the Staff’s comment, we have added in the following disclosure at the onset of “Item 3. Key Information.” in the FY2021 Form 20-F and revised relevant disclosure under “Item 3. Key Information—D. Risk Factors” accordingly:

“Risks Related to PCAOB Inspections

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong

Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our and the VIE Group’s financial statements as of December 31, 2021 and for the year ended December 31, 2021 contained in this annual report have been audited by Marcum Bernstein & Pinchuk LLP, or MBP, an independent registered public accounting firm that is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. As of the date hereof, MBP is not on such lists of the PCAOB Determination Report. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspections which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, on June 22, 2021, the U.S. Senate passed a bill on the Accelerating HFCAA which would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on a U.S. stock exchange if its auditors is not subject to PCAOB inspections for two consecutive years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions is reduced from three to two, then the time period before the issuer’s securities may be prohibited from trading or delisted could be reduced. For more details, see ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act, if the SEC subsequently determines the audit work related to us is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Additionally, the inability of the PCAOB to conduct inspections of our former or current auditors deprives our investors of the benefits of such inspections.’”

We have revised the referenced risk factor disclosure to as follows:

“Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act, if the SEC subsequently determines the audit work related to us is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Additionally, the inability of the PCAOB to conduct inspections of our former or current auditors deprives our investors of the benefits of such inspections.

On December 18, 2020, the former U.S. president signed into law the Holding Foreign Companies Accountable Act, or the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA which will go into effect 30 days after publication in the Federal Registrar. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

In addition, on June 22, 2021, the U.S. Senate passed a bill on the Accelerating Holding Foreign Companies Accountable Act which would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on a U.S. stock exchange if its auditors is not subject to PCAOB inspections for two consecutive years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions is reduced from three to two, then the time period before the issuer’s securities may be prohibited from trading or delisted could be reduced. In March 2022, the SEC issued its first list of issuers identified under the HFCAA indicating that the companies on the list are now formally subject to the delisting provisions if they remain on the list for three consecutive years.

On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule became effective on November 4, 2021. On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations (the “PCAOB Determination Report”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely.

Our current auditor, Marcum Bernstein & Pinchuk LLP, or MBP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MBP is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020 and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

The Company’s financial statements as of December 31, 2018 and 2019 and for the years then ended were audited by Deloitte Touche Tohmatsu Certified Public

Accountants LLP, or Deloitte. Deloitte is headquartered in Shanghai, China with offices in other cities in China. As an auditor of companies that are registered with the SEC and trade publicly in the United States, Deloitte is an independent registered public accounting firm registered with the PCAOB, and is required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Deloitte is not subject to PCAOB inspections and is subject to the PCAOB Determination Report. We and the VIE Group have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of Deloitte as it relates to those operations without the approval of the Chinese authorities, Deloitte’s work related to our and the VIE Group’s operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly and fully evaluating audit work of any auditors that was performed in China, including that performed by Deloitte. As a result, investors may be deprived of the full benefits of PCAOB inspections, and thus may lose confidence in our and the VIE Group’s reported financial information and procedures and the quality of our and the VIE Group’s financial statements.

The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCAA, are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs”

9.

Please revise your proposed disclosure to include in Item 3 a separate “Enforceability of Civil Liability” section regarding the ability to impose liability on officers and directors located in Hong Kong and China consistent with your risk factor disclosure on pages 42 and 43 of your 2020 Form 20-F.

Response: In response to the Staff’s comment, we have added in the following disclosure at the onset of “Item 3. Key Information.” in the FY2021 Form 20-F:

“Enforceability of Civil Liability

We are an exempted company limited by shares incorporated under the laws of Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. None of our directors and executive officers resides in Hong Kong, and their assets are primarily located outside Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.”

*     *     *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at +86 13701697266, or Jin Chen, our Co-Chief Financial Officer, at +86 13738131533, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 18610495593 (mobile). Thank you.

Very truly yours,

By:/s/ Dinggui Yan

Name: Dinggui Yan

Title: Chief Executive Officer

cc:Bei Bai, Co-Chief Financial Officer of Jiayin Group Inc.

Jin Chen, Co-Chief Financial Officer of Jiayin Group Inc.

Steve Lin, Esq., Kirkland & Ellis

Charles Yin, Marcum Bernstein & Pinchuk LLP